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www.wizzardsoftware.com

5001 Baum Blvd.

Suite 770

Pittsburgh PA 15213

August 15, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Reynolds

100 F Street N.E.

Washington DC 20549

Re:

Future Healthcare of America

Amendment No. 1 to Registration Statement on Form S-1

Filed July 27, 2012

File No. 333-182338

Dear Mr. Reynolds:

In response to your letter of August 13, 2012, we have provided our response to your comments as detailed below.

Risk Factors, page 8

1.

The second risk factor continues to indicate that the transaction should not be taxable to recipients of shares in the spin-off. Please revise or advise.

We have modified the disclosure and removed the reference that the transaction should not be taxable to the recipients of shares in the spin-off.

FHA’s Business (Interim), Page 22

2.

We partially reissue comment five of our letter dated July 20, 2012. Please revise your disclosure regarding the business operations of FHA and its subsidiary to include a description of the effect of existing or probable government regulations on the business and any government approvals necessary to conduct your business.

We have revised our disclosure to include a description of the effect of government regulations on our business.

Staffing, page 23

3.

We note your added disclosure that you currently have a total of 120 employees, of which 35 work full time. Please reconcile this disclosure with the disclosure under Employees on page 25 where you state that you have 30 full time employees. Also, for the sake of clarity, please consolidate your disclosure regarding your employees in one location.

We have reconciled the disclosure of the number of employees and consolidated the disclosure to only be included on page 25.

Pro Forma Financial Information, page 32

4.

We note your response to comment 9 from our prior letter dated July 20, 2012 indicating that you have modified your pro forma balance sheet to comply with the requirements of Article 11. However, we note

Mr. John Reynolds

August 15, 2012

your narrative disclosure at page 32 states that your pro forma balance sheet gives effect to the transaction as if it occurred as of June 30, 2011 rather than June 30, 2012. Please amend your narrative disclosures and present a pro forma balance sheet as of the date at the end of the most recent period for which a balance sheet is required to comply with Rule 11-02(b)(6) of Regulation S-X.

We have amended the narrative disclosure to reflect the proper balance sheet date of June 30, 2012.

5.

We note your response to prior comment 10 regarding your $50,000 adjustment for audit and shareholder meeting costs. Your response did not address how you determined that these adjustments are factually supportable under Rule 11-02(b)(6) of Regulation S-X. Please tell us how these adjustments are based on reliable, documented evidence and therefore are appropriately included in your proforma adjustments. Otherwise, please revise to remove these costs.

The adjustments are based upon the costs associated with the previous engagements we’ve incurred, however, we have removed the $50,000 adjustment from the pro-forma.

Note 3 – Goodwill, Page F-10

6.

We note your response to comment 15 indicates that you determined that goodwill associated with your Casper and Billings reporting units were not impaired after comparing the “carrying value of the goodwill versus the estimated fair value based on the future earnings of each reporting unit.” We also note that you present tables in your response which compare “Management’s estimate of fair value” versus the carrying value of your goodwill. Please address the following points:

•

Tell us how your calculation of impairment loss for the year ended December 31, 2011 and the six month period ended June 30, 2012 is consistent with the two step approach outlined in FASB ASC Section 350-20-35, specifically addressing why you are comparing the fair value of the reporting unit to only the carrying value of goodwill and not the carrying value of the reporting unit, which includes goodwill; and

•

Clarify whether the figures labeled as “Managements estimates of fair value” represent the fair value of the reporting unit as calculated under Step 1 of the impairment test or the implied fair value of goodwill as calculated under Step 2.

Goodwill was tested in accordance with the two step method as ASC Topic 350-20-35 at December 31, 2011 and June 30, 2012.  The information provided in the previous response was step two of the two step method.  We have included the Step 1 testing below and corrected the labels to clarify.

Step 1 – June 30, 2012

Compare the Fair Value of the reporting unit with it carrying value including Goodwill:

Casper

Billings

Managements estimate of fair value of the reporting

Unit including goodwill at June 30, 2012:

$961,589

$1,404,519

Less carrying value of reporting unit including goodwill

$930,105

$1,164,651

Excess of Fair Value of the reporting unit over the

Carrying Value of the Reporting unit

$31,484

$239,868

Mr. John Reynolds

August 15, 2012

Step 2

Compare the Implied Fair Value of the RU’s goodwill with the carrying amount of that goodwill

Managements estimate of fair value of the goodwill

at June 30, 2012:

$617,365

$843,648

Goodwill

$585,881

$603,780

Excess of Fair Value Over Carrying Value

$  31,484

$239,868

At December 31, 2011, the goodwill for each of the reporting unit was tested for impairment and determined to be impaired.  The estimate of fair value was determined using the quoted market price of the Wizzard Software Corporations common stock and allocated to the reporting units based upon on the carrying value of the assets.

Step 1

Compare the Fair Value of the reporting unit with it carrying value including Goodwill:

Casper

Billings

Managements estimate of fair value

of the reporting unit including

goodwill at December 31, 2011:

$1,059,084

$1,062,025

Less carrying value of reporting

unit including goodwill

$1,419,565

$1,432,778

Carrying value of the Reporting unit

in excess of the estimated fair value

$(360,481)

$(365,238)

Step 2

Compare the Implied Fair Value of the RU’s goodwill with the carrying amount of that goodwill:

Casper

Billings

Managements estimate of fair value of the

goodwill at December 31, 2011:

$585,881

$603,780

Carrying Value of Goodwill

$945,795

$969,018

Carrying value of goodwill in excess of

Implied fair value - impairment

$(359,914)

$(365,238)

The fair value of the Casper and Interim Reporting units were also valued based on the multiple of future earnings.

Step 1 – December 31, 2011

Compare the Fair Value of the reporting unit with it carrying value including Goodwill:

Casper

Billings

Managements estimate of fair value of the reporting

Unit including goodwill at December 31, 2011:

$1,017,656

$1,006,782

Less carrying value of reporting unit including goodwill

$1,365,684

$1,348,849

Carrying value of the Reporting unit

in excess of the estimated fair value

$(348,028)

$(342,067)

Mr. John Reynolds

August 15, 2012

Step 2

Compare the Implied Fair Value of the RU’s goodwill with the carrying amount of that goodwill

Managements estimate of fair value of the goodwill

at December 31, 2011:

$597,767

$626,951

Goodwill

$945,795

$969,018

Carrying value of goodwill in excess of implied fair value

-

Impairment

$(348,028)

$(342,067)

At December 31, 2011, the Casper reporting unit recorded a $359,914 impairment of goodwill and the Billing reporting unit recorded a $365,238 impairment of goodwill based on the estimated fair value based on market capitalization if the impairment would have been based on the fair value based on future earnings it would have recorded a similar impairment charge of $348,028 and $342,060, respectively or $35,064 less. Management concluded the two methods approximated each other and booked the greater impairment.

7.

Please provide and file as an exhibit, an updated consent from your independent registered public accounting firm with your next amendment.

We filed as an exhibit an updated consent of our independent registered public accounting firm.

Exhibits
Interim Healthcare Full Service Franchise Agreement

8.

We reissue comment 17 of our letter dated July 20, 2012. We note that this agreement refers to Exhibits B and C that do not appear to be attached. Please refile this agreement with all attachments or advise.

We have updated the exhibits to include Exhibits B and C with the Billings Franchise Agreement.

On July 30, 2012, FHA transferred $250,000 of cash to Wizzard Software Corporation, the parent company. This is a normal practice within Wizzard to transfer cash from the subsidiary to the Parent.  We have disclosed this information in the amended S1 in the pro forma financial statement balance sheet as of June 30, 2012, on page 34; in the MD&A section under Liquidity and Capital Resources, page 39, and as a subsequent event on page F-24.

As we’ve state on the cover page of the registration statement and page one of the prospectus, we’ve increased the number of shares being registered to reflect the number of shares of Wizzard we expect to be outstanding upon effectiveness of this registration statement.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer